UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated April 13, 2009 of Diana Shipping Inc. (the “Company”) announcing that it has entered into an agreement to acquire the owner of a Capesize newbuilding vessel.

This report, except for the section entitled “The President of Diana Shipping Inc., Anastassis Margaronis, commented:”, is incorporated by reference into the Company’s F-3 Registration Statement (File no. 333-143635) that was filed with the Securities and Exchange Commission (the “Commission”) with an effective date of June 15, 2007, and the Company’s F-3 Registration Statement (File no. 333-150406) that was filed with the Commission with an effective date of April 24, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: April 13, 2009	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 986265

Exhibit 1

 Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES AGREEMENT TO ACQUIRE
OWNER OF A CAPESIZE NEWBUILDING VESSEL

ATHENS, GREECE April 13, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes (“Diana”), today announced that it has executed an agreement with a related party to acquire a single purpose company, Gala Properties Inc., that has a contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of a 177,000 dwt Capesize dry bulk carrier, identified as Hull No. H1138, with a contract price of $60.2 million. The seller is a company controlled by the two daughters of Diana’s Chairman and Chief Executive Officer, Mr. Simeon Palios.

As a result of the transactions described herein, Diana expects to acquire the owner of a newbuilding Capesize dry bulk carrier with an attractive time charter, in exchange for Diana’s interest in a vessel with identical specifications and contract price.  The incremental cost to Diana (excluding legal and other expenses associated with the transactions) will be approximately $15 million paid to the sellers.

Gala Properties Inc. has time chartered Hull No. H1138 to Jiangsu Shagang Group Co. (“Shagang”) or its nominee (with performance guaranteed by Shagang), at a gross charter hire rate of $55,000 per day for a period of a minimum of fifty-nine (59) months and a maximum of sixty-two (62) months, commencing upon delivery of the vessel from the shipbuilders. This employment is anticipated to generate approximately $97 million of gross revenues for the minimum scheduled period of the charter. Diana expects this vessel to be delivered to it, and the charter to commence, in November 2009.

In exchange for this acquisition, Diana will transfer to the seller its ownership interest in Eniwetok Shipping Company Inc. (“Eniwetok”), a wholly owned subsidiary of Diana.  Eniwetok previously contracted with the same shipbuilders for the construction of a separate 177,000 dwt Capesize dry bulk carrier, identified as Hull No. H1108, for the contract price of $60.2 million, with a scheduled delivery date of June 30, 2010.

The closing of these transactions is subject to the completion of certain transactions by and among the parties to the shipbuilding contracts and necessary financing arrangements. Diana expects the closing to take place in May 2009.

The President of Diana Shipping Inc., Anastassis Margaronis, commented:
“We are very proud to announce this transaction. After extensive negotiations, as a result of these transactions, we expect to own an entity with a Capesize vessel time chartered to a first class charterer at an attractive daily charter hire rate arranged back in June 2008.  We believe this latest transaction should further improve the visibility of the Company’s cash flow over the next five (5) years and reflects our determination to execute profitable deals during these challenging times while maintaining our strong balance sheet.  We have also obtained an assurance by the shipbuilders that they will use their best efforts to deliver to us another sister ship that we have previously contracted to acquire, Hull No. H1107, by March 2010, well in advance of its original scheduled delivery date of April 30, 2010.  As we have previously announced, that vessel is already time chartered to Nippon Yusen Kaisha for $48,000 per day for minimum fifty-eight (58) to maximum sixty-two (62) month period, commencing upon its delivery to us from the shipbuilders.”

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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